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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 18)



                             VendingData Corporation
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)

                                   92261Q 20 2
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                                 (CUSIP Number)

           Stacie L. Brown, 6830 Spencer Street, Las Vegas, NV 89119,
                             Telephone 702-733-7195
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 18, 2003
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             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ___

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240-13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D


CUSIP NO.       92261Q 20 2                                PAGE  2  OF  4  PAGES
            ---------------------                               ---    ---


1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               James E. Crabbe; James E. Crabbe Revocable Trust
---  ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ___
                                                                         (b) ___
---  ---------------------------------------------------------------------------
3    SEC USE ONLY


---  ---------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

               Not Applicable
---  ---------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      ___


---  ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Nevada
---  ---------------------------------------------------------------------------
      NUMBER OF           7   SOLE VOTING POWER
        SHARES
     BENEFICIALLY                   7,502,986 shares
       OWNED BY           --- --------------------------------------------------
         EACH             8   SHARED VOTING POWER
      REPORTING
        PERSON                      205,875 shares
         WITH             --- --------------------------------------------------

                          9   SOLE DISPOSITIVE POWER

                                    7,173,536 shares
                          --- --------------------------------------------------
                          10  SHARED DISPOSITIVE POWER

                                    205,875 shares
                          --- --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               7,708,861 shares
---  ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

---  ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               46.49%
---  ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

               IN; OO
---  ---------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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         This Amendment No. 18 to Schedule 13D (this "Amendment") amends the
Schedule 13D dated June 7, 1999, the Amendment No. 1 dated August 25, 1999, the Amendment No. 2 dated May 30, 2000, the Amendment No. 3 dated July 14, 2000, the Amendment No. 4 dated September 29, 2000, the Amendment No. 5 dated October 9, 2000, the Amendment No. 6 dated January 1, 2001, the Amendment No. 7 dated February 1, 2001, the Amendment No. 8 dated August 13, 2001, the Amendment No. 9 dated October 5, 2001, the Amendment No. 10 dated January 1, 2002, the Amendment No. 11 dated August 26, 2002, the Amendment No. 12 dated December 31, 2002, the Amendment No. 13 dated June 18, 2003, the Amendment No. 14 dated August 26, 2003, the Amendment No. 15 dated September 9, 2003, Amendment No. 16 dated September 10 and 22, 2003, and the Amendment No. 17 dated October 9, 2003 (together, the "Schedule 13D") with respect to the beneficial ownership by the James E. Crabbe Revocable Trust (the "Trust") and James E. Crabbe, an individual and trustee of the Trust, of the common stock, $.001 par value ("Common Stock"), of VendingData Corporation, a Nevada Corporation (the "Company"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D, as amended.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         See response to Item 4, "Purpose of Transaction."

ITEM 4.  PURPOSE OF TRANSACTION

         The filing of this Amendment No. 18 to Schedule 13D is to report the Trust's conversion of a certain convertible note and to report the acquisition, by the Phileo Foundation, a charitable foundation for which Mr. Crabbe serves as a trustee and president ("Phileo"), of a convertible note, and the conversion thereof.

         On December 18, 2003, the Trust converted the principal and unpaid interest of a 9.5% Convertible Note due December 31, 2003, issued by the Company at a per share conversion price of $1.75. As a result of the conversion, 2,460,407 shares will be issued to the Trust.

         On December 18, 2003, the Company issued a convertible note in the amount of $463,218.75 to Phileo (the "December Note"). The December Note cancelled and replaced two, short-term loans in the aggregate principal amount of $400,000, plus interest accrued through December 12, 2003. The December Note was immediately converted on December 18, 2003, at a rate of $2.25 per share into 205,875 shares of Common Stock. Pursuant to a November 19, 2003 Agreement to Convert, Phileo was required to convert the December Note within ten (10) days of the closing of the Company's minimum offering of 3,000,000 shares through the Company's public offering of its Common Stock pursuant to a Registration Statement on Form SB-2, as amended.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER


              a-b.  AGGREGATE BENEFICIAL OWNERSHIP.
                                                   PRESENTLY OWNED   PERCENTAGE
                                                   -----------------------------
             Sole Voting Power                        7,502,986        45.25%
             Shared Voting Power                        205,875         1.25%
             Sole Dispositive Power                   7,173,536        43.26%
             Shared Dispositive Power                   205,875         1.25%
                                                   -----------------------------
             Total Beneficial Ownership               7,708,861        46.49%

                                    3
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         The sole voting power of Mr. Crabbe consists of 19,424 shares of the
Company's common stock held by the Richard S. Huson GST Exempt Trust U/T/A dated 9/4/98 (for which the voting power was transferred to Mr. Crabbe pursuant to the Durable Power of Attorney dated November 12, 1999), 309,068 shares held by the Richard S. Huson Marital Trust U/T/A dated 9/4/98 (for which the voting power was transferred to Mr. Crabbe pursuant to the Durable Power of Attorney dated October 9, 2000), 958 shares held by Yvonne M. Huson, individually (for which the voting power is held by Mr. Crabbe pursuant to the Durable Power of Attorney dated October 9, 2000) and 7,173,536 shares over which Mr. Crabbe possesses the sole dispositive power.

         The sole dispositive power of Mr. Crabbe consists of 4,574,066 shares of Common Stock issued directly to Mr. Crabbe, 2,460,407 shares of Common Stock issued to the Trust, 88,463 shares issuable to the Trust upon the conversion of certain convertible notes and 50,600 shares issuable to Mr. Crabbe upon exercise of options granted pursuant to the Company's 1999 Directors' Stock Option Plan.

         The shared voting and dispositive power of Mr. Crabbe consists of 205,875 shares of Common Stock issued to Phileo.

         The percentages reflect the percentage share ownership with respect to 16,440,030 shares, the number of shares of the Company's common stock outstanding as of December 19, 2003.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

              Not applicable.


                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              JAMES E. CRABBE,
                                       an individual


Dated: December 19, 2003      By:    /s/Stacie L. Brown
                                     -------------------------------------------
                                     Stacie L. Brown, Attorney-in-Fact for
                                     James E. Crabbe, an individual

                              JAMES E. CRABBE REVOCABLE TRUST


Dated: December 19, 2003      By:    /s/Stacie L. Brown
                                     -------------------------------------------
                                     Stacie L. Brown, Attorney-in-Fact for
                                     James E. Crabbe, Trustee for the James E.
                                     Crabbe Revocable Trust

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